UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number
000-000000

(Check One):  OForm  10-K   0 Form 20-F   0 Form 11-K
X Form 10-Q 	0 Form 10-D   0 Form N-SAR
0 Form N-CSR
For Period Ended: May 15, 2019

0 Transition Report on Form 10-K
0 Transition Report on Form 20-F D
Transition Report on Form11-K
0 Transition Report on Form 10-Q
0 Transition Report on Form N-SAR
For the Transition Period Ended: ------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-- REGISTRANT INFORMATION

Graphene & Solar Technologies LTD (GSTX)
Full Name of Registrant

N/A
Former Name if Applicable

433 N Camden Drive, #400

Address of Principal Executive Office (Street and Number)

Beverly Hills CA 90210
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

(a)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-
[X]

K, Form N-SAR or Form   N-CSR, or portion thereof,
will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-
Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART DI-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's auditors did not have sufficient time to review the financial statements so as to allow the filing of the report by December 31, 2018. The Company currently expects to file its 10Q Report within the 15-calendar day extension provided by Rule12b-25.

PART IV-- OTHER INFORMATION

(I) Name and telephone number of person to contact in regard to this notification

Cassi Olson
(Name)

312-662-2913
(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for tl1e last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Graphene & Solar Technologies LTD
(Name of Registrant as Specified in Charter)

Has caused tl1is notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 	May 14. 2018 		By	Is/Roger May
Roger May, Interim CEO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneatl1 tile signature. If tile statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.This form is required by
Rule 12b-25 (17 CFR 240.12b-25) of the General
Rules and Regulations under the Securities
Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule
0-3 of the General Rules and Regulations under the Act.
The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T
(232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).